

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 16, 2011

<u>Via Facsimile</u>
Mr. Nian Chen
Chief Executive Officer
New Energy Systems Group
116 West 23rd Street, 5th Floor
New York, New York 10011

      Re: New Energy Systems Group
                Form 8-K for Item 4.02
                Filed May 4, 2011
                File No. 001-34847

Dear Mr. Chen:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Jeffrey Jaramillo

                        Jeffrey Jaramillo
                        Accounting Branch Chief